Exhibit 21.2
LIST OF SUBSIDIARIES OF CPA 16 HOLDINGS INC.

State or Country
Name of Subsidiary	of Incorporation

CPA 16 Acquisition Inc.	Maryland
CPA 14 Sub Inc.	Maryland